The Advisory Board Company
2445 M Street, N.W.
Washington, D.C. 20037
April 3, 2009
VIA EDGAR SUBMISSION

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention:	Kevin Woody Branch Chief

Re:	The Advisory Board Company
Form 10-K for Fiscal Year Ended March 31, 2008
  Filed May 30, 2008
Form 10-Q for Quarterly Period Ended September 30, 2008
  Filed September 30, 2008
Definitive Proxy Statement
  Filed July 25, 2008
File No. 000-33283
Dear Mr. Woody:
This letter responds to the Staff’s comment letter dated March 20, 2009 (the “Comment Letter”) with respect to the filings of The Advisory Board Company (the “Company”) described above. For the convenience of the Staff’s review, we have set forth the comment contained in the Comment Letter along with our response.
Definitive Proxy Statement
1. Comment: We note your response to comment 5 in our letter dated February 3, 2009. However, we continue to note that target payout levels are “tied to qualitative and quantitative performance metrics.” Your response also indicates that you compare actual performance with “expectations” for each person. Your CD&A should identify the quantitative measures considered for each person and explain how those measures compared to your “expectations” leading to the actual awards. Please also clarify when the “expectations” are determined and if they are adjusted throughout the year. For example, even if earnings per share and revenues are not tied to specific targets, your disclosure should still explain whether you considered the achieved measures as beneficial or detrimental to the bonus considerations applied to each NEO. Please confirm that you will provide this disclosure in future filings and tell us how you plan to comply.

Response: Our discussion of the process used in subjectively determining annual incentive payments based on individual performance indicated that, as part of the evaluation process, the Committee may utilize a grading system phrased in terms of letter grades or in terms such as “far exceeds expectations” (which could be viewed as comparable to A+) to “below expectation” (which could be viewed as comparable to an F). We did not by this discussion intend to suggest that we establish quantitative goals phrased in terms of “expectations,” but instead sought to highlight the subjective and non-quantitative nature of these post-year-end assessments. As noted in our response to comment 5 in your letter dated February 3, 2009, while the Committee utilizes various performance criteria or metrics when evaluating individual performance, they are not assigned specific weightings, results are assessed subjectively and actual payments are determined by the Committee based on its subjective assessment of the NEO’s job performance for the year. While the Compensation Committee’s evaluation of performance for NEOs thus is subjective, we confirm that (assuming future years use the same process), our disclosures will more clearly state when evaluation criteria are approved by the Committee and communicated to the executives (generally, at the start of each fiscal year), will indicate whether the criteria are changed or whether additional criteria are established and communicated during the year (although this has not typically occurred in the past except for newly hired or promoted executives) and will state whether particular criteria that were evaluated by the Committee favorably or negatively affected the bonus considerations for each NEO who receives annual incentive payments.
Acknowledgements and Closing Comments
As requested in the Comment Letter, we acknowledge that:
1. We are responsible for the adequacy of disclosures in the Company’s filings described above;
2. Staff comments or changes to disclosure in response to staff comments do not foreclose the SEC from taking any action with respect to the filings; and
3. We may not assert staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.
If you have any questions concerning the matters covered by this letter, or desire additional information, please contact our general counsel, Evan R. Farber, at (202) 266-6418 or our outside counsel, Ronald O. Mueller of Gibson, Dunn & Crutcher LLP, at (202) 955-8671.
Very truly yours,
Michael T. Kirshbaum
Chief Financial Officer

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